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Powell Goldstein Frazer & Murphy, LLP
191 Peachtree St. NE
Sixteenth Floor
Atlanta, Georgia 30303-1736
(404) 572-6600


                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL: (404) 572- 6694
                                                                  TWADE@PGFM.COM

                               September 20, 2004

VIA FACSIMILE AT (202) 942-9638
EDGAR AND OVERNIGHT DELIVERY

FOR COMMISSION USE ONLY

Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

Re:   Secured Income L.P.
      Schedule TO filed September 1, 2004
      by AIMCO Properties, L.P.
      File No. 5-54251

Dear Mr. Pressman:

      Thank you for your comment letter, dated September 14, 2004, issued by the staff of the Division of Corporation Finance with respect to the Schedule TO-T referenced above with respect to Secured Income L.P. (the "Partnership"). On behalf of our client, AIMCO Properties, L.P. ("AIMCO Properties"), including its subsidiary, AIMCO/Bethesda Holdings Acquisitions, Inc. ("AIMCO/Bethesda"), we have prepared this reply to the comment letter.

      For your convenience, we have copied each comment into this letter first and responded to each one in sequence.

GENERAL

COMMENT 1:

We note that AIMCO/Bethesda Holdings, Inc. is identified as a member of the Form 13D filing Group but has not been named as a bidder on the Schedule TO. Please advise us why you believe AIMCO/Bethesda Holdings, Inc. is not a bidder in the tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.

RESPONSE 1:

      AIMCO/Bethesda Holdings, Inc. is included as a bidder in the Schedule TO/A filed contemporaneously with this letter.

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                                                                    Mr. Pressman
                                                              September 20, 2004
                                                                          Page 2

SUMMARY TERM SHEET

COMMENT 2:

We note the filing fee has been based upon the assumption that 821,805 units will have been purchased through the offer. We also understand the number of units purchased is dependent in part upon the partnership agreement and offer condition relating to 320 record holders. Notwithstanding the foregoing, revise the first bullet point to specifically identify the number of partnership units sought in the offer. See Item 1004(a)(1)(i) of Regulation M-A.

RESPONSE 2:

      AIMCO/Bethesda is making an offer to purchase all of the units that are tendered in the offer subject to the conditions of the offer and the limitations imposed by the partnership agreement. The partnership agreement of the Partnership prohibits the transfer of more than 50% of the total partnership units within a 12-month period of time. Although an affiliate of AIMCO/Bethesda is a general partner of the Partnership, the books and records are under the control of another general partner unaffiliated with AIMCO/Bethesda. Consequently, AIMCO/Bethesda is not able to obtain the number of units transferred within the preceding 12 months, other than its own purchase of 162,564 units from AIMCO Properties in August 2004 and the 250 units West Putnam Housing Investors LLC acquired in September 2004 as reported in the Schedule 14D-9 filed by Wilder Richman Resources Corporation on September 15, 2004. As a result, AIMCO/Bethesda is offering to purchase up to a maximum of 329,370.5 units, reduced by the number of other units transferred within the preceding 12 months.

      AIMCO/Bethesda has conditioned its offer on the requirement that at least 320 limited partners remain after consummation of the offer, which is included to preclude any possibility that the units could be deregistered as a result of the offer. To state an actual maximum number of units that can be accepted could be misleading because in computing that number, AIMCO/Bethesda would have to assume that all but 320 limited partners would tender all of their units and the remaining 320 limited partners would tender all but a portion of their units. Although limited partners could tender a portion of that partner's interest and retain others depending on their tax situation and other investment considerations applicable to that partner, AIMCO/Bethesda does not view this as a likely result based on its experience. Therefore, AIMCO/Bethesda believes that its disclosure satisfies the requirements of Item 1004(a)(1)(i) of Regulation M-A, and has paid the maximum possible amount of fees based on the total number of units outstanding and not currently held by AIMCO/Bethesda and its affiliates.

COMMENT 3:

Briefly expand the first bullet point to clarify that the purchase price will be reduced by the amount of any distributions prior to expiration of the offer and to indicate that at least 10 business days will remain in the offer in the event the offer price is reduced by any distributions.

RESPONSE 3:

      The Offer to Purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

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                                                                    Mr. Pressman
                                                              September 20, 2004
                                                                          Page 3

COMMENT 4:

Revise the last bullet point to clarify that a subsequent offering period is not available under Rule 14d-11.

RESPONSE 4:

      The Offer to Purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

ACCEPTANCE FOR PAYMENT ..., PAGE 7

COMMENT 5:

Refer to the second paragraph of this section. Please revise your disclosure to briefly discuss the "appropriate adjustments" you intend to make to avoid fractional units in the event you use proration in purchasing tendered units.

RESPONSE 5:

      The Offer to Purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

COMMENT 6:

Refer to the third full paragraph on page 8. Please discuss any potential delays involved with determining the final proration results.

RESPONSE 6:

      Although an affiliate of AIMCO/Bethesda is a general partner of the Partnership, the books and records are under the control of another general partner unaffiliated with AIMCO/Bethesda. Consequently, AIMCO/Bethesda will need to obtain the number of units transferred within the preceding 12 months from an unaffiliated general partner of the Partnership in order to determine whether proration is necessary and the results of the proration. AIMCO/Bethesda's determination of the final proration results would be delayed to the extent the unaffiliated general partner of the Partnership delays providing such information.

COMMENT 7:

Refer to the final paragraph of this section. Please note that to the extent you assign AIMCO your right to purchase tendered units to one or more of your affiliates while the current offer remains ongoing, you must revise your offer materials to include those affiliates as filing persons and signatories on your Schedule TO. Please confirm your understanding in your response.

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                                                                    Mr. Pressman
                                                              September 20, 2004
                                                                          Page 4

RESPONSE 7:

      Our client confirms that to the extent they assign the right to purchase tendered units to one or more affiliates not listed as a filing person and not a signatory to the Schedule TO, they will revise the offer materials to include those affiliates as filing persons and signatories to the Schedule TO.

EXTENSION OF TENDER PERIOD ..., PAGE 11

COMMENT 8:

Refer to the final paragraph of this section. You state that the reason you are unable to provide a subsequent offering period is because of the "remote possibility that you may purchase fewer than all units tendered." Please revise your disclosure to reflect that the primary legal impediment to your reliance on Rule 14d-11 is that the offer is for less than all of the outstanding units. See Rule 14d-11(b).

RESPONSE 8:

      The Offer to Purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

DETERMINATION OF OFFER PRICE ...., PAGE 21

COMMENT 9:

If practicable, quantify the calculations underlying your liquidation analysis. In addition, expand your discussion of the capitalization rates to indicate the annual incomes of the cited properties and the estimated value of such properties when using such capitalization rates. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

RESPONSE 9:

      The Offer to Purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

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                                                                    Mr. Pressman
                                                              September 20, 2004
                                                                          Page 5

      We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

                                    Very Truly Yours,

                                    Todd Wade, Esq.

                                    For Powell, Goldstein, Frazer & Murphy LLP

cc:  Ms. Martha Long
     Derek McCandless, Esq.
     Gregory M. Chait, Esq.